UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 18 June 2003 – 20 June 2003

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No. 1-10798)

CONTENTS

This report on Form 6-K contains the following:

1.	Miscellaneous

1.1	Disclosure of Subsequent Director Relevant Interests
1.2	Disclosure of Subsequent Director Relevant Interests

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	Telecom Corporation of New Zealand Limited

Name of Director:	Paul Baines

Date of Last Disclosure by Director:	14 March 2003

Date of Change:	13 June 2003

Nature of Relevant Interest:

(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).

Direct acquisition by Paul Baines and acquisition by family trust of which Paul Baines is a beneficiary

Class of Security to which Relevant Interest Relates: (Provide full description of each class of security to which each type of Relevant Interest relates.)	Ordinary Shares

No. of Securities Held Prior to Change:	25,583

Number of Securities Acquired:	258

Number of Securities Disposed:

No. of Securities Held after Change: (For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)	Beneficial: 25,841

Non Beneficial: nil

Consideration Paid or Received for the Acquisition or Disposition: (If consideration is non-cash, provide details and estimated valuation.)	NZ$4.9553 per share

Nature of change: (E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)	Issue of securities under dividend reinvestment plan

Disclosure of Subsequent Director Relevant Interests

(Disclosure in accordance with LR 10.9.4)

Name of Listed Issuer:	Telecom Corporation of New Zealand Limited

Name of Director:	Patsy Reddy

Date of Last Disclosure by Director:	14 May 2003

Date of Change:	13 June 2003

Nature of Relevant Interest:

(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).

Acquisition by family trust of which Patsy Reddy is a beneficiary

Class of Security to which Relevant Interest Relates: (Provide full description of each class of security to which each type of Relevant Interest relates.)	Ordinary Shares

No. of Securities Held Prior to Change:	22,024 (includes 2,000 non-beneficial)

Number of Securities Acquired:	202

Number of Securities Disposed:

No. of Securities Held after Change: (For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)	Beneficial: 20,226

Non Beneficial: 2,000

Consideration Paid or Received for the Acquisition or Disposition: (If consideration is non-cash, provide details and estimated valuation.)	NZ$4.9553 per share

Nature of change: (E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)	Issue of securities under dividend reinvestment plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ LINDA COX
Linda Marie Cox Company Secretary

Dated:    20 June 2003